EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
INTL Trading, Inc.	Florida
(Formerly known as INTLTRADER.COM, INC.)

INTL Assets, Inc.	Florida
(Formerly known as International Asset Management Corp.)

Offshoretrader.com Ltd.	Bermuda